Weil, Gotshal & Manges LLP
767 fifth Avenue
New York, NY 10153

May 25, 2007

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20002
Attn: Ms. Mary Fraser

Re: EpiCept Corporation
                                   Registration Statement on Form S-1
        File No. 333-140464

Dear Ms. Fraser:

     On behalf of our client, EpiCept Corporation (the “Company”), we are transmitting herewith via the EDGAR system for filing with the Securities and Exchange Commission Amendment No. 2 (the “Amendment”) to the Registration Statement on Form S-1 of the Company (File No. 333-140464), together with exhibits thereto (the “Registration Statement”).

     Set forth below in bold are each of the comments in the Staff’s letter of May 8, 2007. Immediately following each of the Staff’s comments is the Company’s response to that comment, including where applicable, a cross-reference to the location of changes made in response to the Staff’s comment. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s comment letter and includes the caption used in the comment letter.

1.	In our previous comment letter, we requested that you revise your registration statement to include executive compensation information, including for the period ended December 31, 2006. We also indicated that the disclosure you included in response to the comment should comply with the new executive compensation disclosure requirements. This amended registration statement still does not contain the disclosure we requested. Although a letter of response was not provided, it appears that you are now attempting to incorporate this, and other, information by reference. Please note that General Instruction VII to the Form S-1 specifies that you may incorporate previously filed documents by reference only when the registrant “immediately prior to the time of filing a registration statement on this Form” has filed an annual report for its most recently completed fiscal year. On February 6, 2007, the date you filed this registration statement, you had not yet filed your annual report. Consequently, you may not incorporate by reference into this registration statement any of the information specified in Instruction VII. Please revise the registration statement to include all of the information specified in Form S-1.

The Company acknowledges the Staff’s comment. We have revised the Registration Statement to include the executive compensation information as well as removing any reference to “Incorporation by Reference.”

     If it would expedite the review of the information provided herein, please do not hesitate to call the undersigned at (212) 310-8910.

Sincerely yours,

/s/ Erika L. Weinberg
       Erika L. Weinberg

cc: Alexander D. Lynch, Esq.
       John V. Talley
       Robert W. Cook